Filed by CVS Health Corporation

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Aetna Inc.

Commission File No.: 001-16095

Date: January 16, 2018

The following articles written by third parties were made available to employees of CVS Health Corporation:

CVS to Keep Aetna in Hartford, Says City is ‘Center of Excellence’ for Insurance

Hartford Courant

CVS Health Corp., which is buying Aetna Inc. for $69 billion, said Friday it will keep the health insurer in Hartford, where it has been headquartered since 1853.

The announcement, in an email from CVS spokesman David Palombi, ends months of speculation about the location of Aetna, which sought unsuccessfully to move to New York City.

“We have no plans to relocate Aetna’s operations from Hartford and, in fact, view Hartford as the future location of our center of excellence for the insurance business,” he said.

CVS will continue to be based in Woonsocket, R.I., Palombi said in an email. The company operates corporate hubs, or centers of excellence as the company calls the sites, in Arizona, Illinois and Texas.

Palombi did not say how many workers will be at the Farmington Avenue site — if CVS continues to use it — or what functions will be performed in Hartford where about 4,000 employees work. Aetna has 5,800 jobs in Connecticut.

CVS’s chief executive Larry Merlo met with Hartford Mayor Luke Bronin at city hall Thursday. He also met with Gov. Dannel P. Malloy.

“We met at my office, and we had a good, productive discussion about CVS Health’s proud position as a New England-based company, about Aetna’s long, proud history here and about our eagerness to partner with them as the deal goes forward,” Bronin said in an interview Friday after speaking at CBRE-New England’s annual commercial real estate conference in Hartford.

Bronin said it is crucial to position Connecticut to compete to retain as many jobs in the merger and build a foundation for growth.

“I shared my view of the Hartford region, its tremendous talent pool, depth of experience in insurance, that this the perfect place for them to keep and grow the center of their insurance operations,” Bronin said.

David Souder, associate dean for graduate programs at the UConn School of Business, said Hartford has an advantage because it has been at the center of an insurance “cluster. Clusters, he said, concentrate expertise and innovation in a certain geographic area, much like technology in Silicon Valley and finance in New York City.

In the Hartford region, “we see lots of current initiatives to incorporate new technology and product ideas to help the industry evolve with the times,” said Souder, who has published research on mergers and acquisitions. “As long as investments are being made to keep an industry current, then there are good reasons for existing firms to stay located in a cluster, and for new firms to start up around them.”

Detroit, Souder said, lost its edge in automotive manufacturing when it stopped evolving, took customers for granted and opened the door for other manufacturers to compete by opening lower-cost plants in other regions.

“Ongoing innovation helps clusters grow and thrive together, while complacency and stagnation make it easier for new competitors to locate elsewhere,” Souder said.

Malloy’s office confirmed Friday there have been discussions with CVS about the location of the Aetna headquarters since the deal was announced Dec. 3. Those discussions were followed up by a meeting Thursday between Malloy and Merlo.

“My administration will continue to work with CVS Health’s leadership team to ensure that their footprint in Hartford is maintained not only for the short-term, but the long-run as well,” Malloy said, in an emailed statement.

James C. Smith, the retired chief executive of Webster Bank and co-chairman of the state Commission on Fiscal Stability and Economic Growth, said the CVS decision is good for Connecticut in the short term.

“Over the long term, we’ll have to see what drove the decision,” he said.

Where Aetna would continue to do business has been unclear since the insurer and CVS announced their mega-merger. Five months earlier, Aetna said it would move it’s headquarters to New York City in search of high-tech workers.

But after the deal was struck, CVS said in regulatory filings that all locations were under review, putting in doubt Aetna’s proposed $85 million Manhattan headquarters.

The administration of New York Mayor Bill de Blasio recently canceled an incentive package to Aetna.

Aetna’s announcement June 29 that it would move to New York was a blow to Hartford and Connecticut. Its planned move followed by just 18 months the announcement of General Electric Co. that it will relocate to Boston.

Aetna Chief Executive Officer Mark Bertolini said the company was moving in search of high-tech workers. He also rapped Connecticut over its lengthy state budget impasse and fiscal uncertainty.

At a conference in California in November, Bertolini said Aetna employees were eager to leave Hartford for Manhattan.

When he asked who wants to relocate to New York City, “everybody’s hand went up,” he said. “It’s more about quality of life.”

If approved, CVS’s acquisition of Aetna — one of the largest ever in health care — has the potential to reshape the industry. The merged company would combine a provider of pharmacy benefits and a coast-to-coast drugstore chain with a growing number of in-store clinics with a health insurer with 22 million medical members.

CVS and Aetna have few overlapping operations because they are in different businesses. That, experts say, is a good sign for Hartford, at least in the near future. There may be some overlapping corporate positions between the two companies where decisions about reductions will still need to be made after the merger, they said.

http://www.courant.com/business/hc-biz-cvs-aetna-hartford-20180112-story.html

CVS to Keep Aetna in Hartford, Conn.

Wall Street Journal

CVS Health Corp . CVS -0.30% has decided to keep Aetna Inc . AET -0.01% in Hartford, Conn., reversing the insurer’s plan announced last year to move its corporate headquarters to New York City.

“We have no plans to relocate Aetna’s operations from Hartford,” CVS spokesman David Palombi said, adding that the company had met with Connecticut Gov. Dannel Malloy and Hartford Mayor Luke Bronin on Thursday.

The planned move was put on hold after CVS’s December announcement that it would buy Aetna for $69 billion. Aetna said at the time the merger was announced that all of its locations would be evaluated as part of its integration with CVS.

Once the merger is complete, Hartford will be considered the “corporate hub” for the insurance business, rather than Aetna’s headquarters, Mr. Palombi said. CVS will maintain its corporate headquarters in Rhode Island.

The reversal is a win for Connecticut, which has lost other corporate residents in recent years and has been struggling with budget shortfalls and declining population. The city of Hartford is in its own financial straits, relying on state aid to balance its budget.

“I’m thrilled that CVS has confirmed that Aetna will continue to call Hartford home,” Mr. Malloy said.

At the time that Aetna announced its decision to leave Hartford, where it has been based since 1853, the insurer said it chose to move to New York to tap a more robust pool of talent as it sought to reposition itself as a consumer-oriented health company.

Earlier this week, New York City said it was shelving a $9.6 million incentive package offered to Aetna, citing the uncertainty caused by the merger. Empire State Development, New York state’s economic development arm, also had offered the insurer $24 million in performance-based tax credits to open the office in the city.

The insurer had planned to move into a 170,000-square-foot Chelsea building developed by Vornado Realty Trust and Aurora Capital Associates, where it had signed a lease.

An Aetna spokesman said Friday that the company is still reviewing which locations it will keep, and whether it will open some sort of office in New York.

https://www.wsj.com/articles/cvs-to-keep-aetna-headquarters-in-hartford-conn-1515789300

Editorial: Cheers To Aetna, CVS

Hartford Courant

A city that desperately needed some good news got some on Friday: Mother Aetna is staying in Hartford.

When the word came last summer that the insurance giant was moving its headquarters from Farmington Avenue to Manhattan, it echoed across the region like a death rattle. Hartford, once among the nation’s most prosperous cities, was losing its marquee tenant, the company that had called the city home since 1853.

Even if it was mostly symbolic — only a few hundred of the area’s 5,800 Aetna employees would have been moving to New York — it was a devastating assessment of the region at the worst possible time. The state was in the midst of a budget crisis, the fiscal year was coming to a close with no solutions in sight, and Hartford was at the brink of bankruptcy.

Aetna CEO Mark Bertolini’s words at the time were cruel. He told The New York Times that New York has “the ecosystem of having people in the knowledge economy, working in a town they want to be living in, and we want to attract those folks, and we want to have them on our team ... It’s very hard to recruit people like that to Hartford.”

Mr. Bertolini also told The Times: “We have continued to work with the governor and mayor of Hartford to try and improve the quality of life in the Hartford area, but that is too slow in coming.”

That rankled. The quality of life in the Hartford area is top-shelf.

But there was some local satisfaction on Wednesday when it was learned that New York Mayor Bill de Blasio had withdrawn a $9.6 million incentive package for Aetna to move there.

And now comes CVS Heath Corp., which had already announced plans to buy Aetna for $69 billion. It had been unclear what it would do with Aetna’s headquarters until Friday. The news that Aetna would stay right where it’s been for more than 150 years was good enough, but a CVS spokesman said it also plans to make Hartford a “future location of our center of excellence for the insurance business,” or a corporate hub.

Terrific. A major national player in the health care industry is bullish on Hartford. It was a message that Hartford has exactly what the company needs, today and in the future. That’s worth cheering.

But this is not a sign that the city’s troubles are over — just that there’s a solid foundation to build upon, that must be built upon.

As the health care and insurance industries evolve, growing into each other in innovative ways, it will be increasingly important to make certain that Hartford remains an industry hub. Insurance blends into finance, tech and medicine, and keeping a key insurance player rooted in the city can only help draw more business to the area.

There are signs that such growth is underway. Hartford Hospital’s rapid expansion just south of downtown is one example. But momentum is easily broken, and CVS’s decision to keep Aetna in place isn’t a promise that a new day has dawned. An insult has been retracted — that’s all.

Legislators in particular should keep this in mind as they gather in the coming weeks. Aetna could be the exception that proves the rule if the finances of the city and state remain shaky.

Just a few weeks ago, Christopher Swift, the CEO of The Hartford Financial Services Group Inc., questioned whether Hartford’s finances were stable enough to merit a pledged $50 million donation from a group of three major insurers. (Aetna and Travelers Cos. are the other two.) How a state oversight board handles the city’s books might make the difference.

The legislature has to make the area a business- and growth-friendly environment with smart investments and by finding creative ways to alleviate the pressures of the state’s inordinately heavy pension burden.

But regardless of what happens under the big golden dome, the city, region and state are grateful that Aetna’s heart will remain where it belongs.

http://www.courant.com/opinion/editorials/hc-ed-aetna-staying-in-hartford-cvs-0116-20180112-story.html

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction between CVS Health Corporation (“CVS Health”) and Aetna Inc. (“Aetna”), on January 4, 2018, CVS Health filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, which includes a preliminary joint proxy statement of CVS Health and Aetna that also constitutes a preliminary prospectus of CVS Health, which will be mailed to stockholders of CVS Health and shareholders of Aetna once the registration statement becomes effective and the joint proxy statement/prospectus is in definitive form. INVESTORS AND SECURITY HOLDERS OF CVS HEALTH AND AETNA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by CVS Health or Aetna through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by CVS Health are available free of charge within the Investors section of CVS Health’s Web site at http://www.cvshealth.com/investors or by contacting CVS Health’s Investor Relations Department at 800-201-0938. Copies of the documents filed with the SEC by Aetna will be available free of charge on Aetna’s internet website at http://www.Aetna.com or by contacting Aetna’s Investor Relations Department at 860-273-0896.

Participants in Solicitation

CVS Health, Aetna, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CVS Health is set forth in its Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 9, 2017, its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on March 31, 2017, and certain of its Current Reports on Form 8-K. Information about the directors and executive officers of Aetna is set forth in its Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 17, 2017, its proxy statement for its 2017 annual meeting of shareholders, which was filed with the SEC on April 7, 2017, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the preliminary joint proxy statement/prospectus and will be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 (the “Reform Act”) provides a safe harbor for forward-looking statements made by or on behalf of CVS Health or Aetna. This communication may contain forward-looking statements within the meaning of the Reform Act. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “evaluate,” “expect,” “explore,” “forecast,” “guidance,” “intend,” “likely,” “may,” “might,” “outlook,” “plan,” “potential,” “predict,” “probable,” “project,” “seek,” “should,” “view,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond CVS Health’s and Aetna’s control.

Statements in this communication regarding CVS Health and Aetna that are forward-looking, including CVS Health’s and Aetna’s projections as to the closing date for the pending acquisition of Aetna (the “transaction”), the extent of, and the time necessary to obtain, the regulatory approvals required for the transaction, the anticipated benefits of the transaction, the impact of the transaction on CVS Health’s and Aetna’s businesses, the expected terms and scope of the expected financing for the transaction, the ownership percentages of CVS Health’s common stock of CVS Health stockholders and Aetna shareholders at closing, the aggregate amount of indebtedness of CVS Health following the closing of the transaction, CVS Health’s expectations regarding debt repayment and its debt to capital ratio following the closing of the transaction, CVS Health’s and Aetna’s respective share repurchase programs and ability and intent to declare future dividend payments, the number of prescriptions used by people served by the combined companies’ pharmacy benefit business, the synergies from the transaction, and CVS Health’s, Aetna’s and/or the combined company’s future operating results, are based on CVS Health’s and Aetna’s managements’ estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond their control. In particular, projected financial information for the combined businesses of CVS Health and Aetna is based on estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of CVS Health and Aetna. Important risk factors related to the transaction could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to: the timing to consummate the proposed transaction; the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; the risk that a condition to the closing of the proposed transaction may not be satisfied; the ability to achieve the synergies and value creation contemplated; CVS Health’s ability to promptly and effectively integrate Aetna’s businesses; and the diversion of and attention of management of both CVS Health and Aetna on transaction-related issues.

In addition, this communication may contain forward-looking statements regarding CVS Health’s or Aetna’s respective businesses, financial condition and results of operations. These forward-looking statements also involve risks, uncertainties and assumptions, some of which may not be presently known to CVS Health or Aetna or that they currently believe to be immaterial also may cause CVS Health’s or Aetna’s actual results to differ materially from those expressed in the forward-looking statements, adversely impact their respective businesses, CVS Health’s ability to complete the transaction and/or CVS Health’s ability to realize the expected benefits from the transaction. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on the transaction and/or CVS Health or Aetna, CVS Health’s ability to successfully complete the transaction and/or realize the expected benefits from the transaction. Additional information concerning these risks, uncertainties and assumptions can be found in CVS Health’s and Aetna’s respective filings with the SEC, including the risk factors discussed in “Item 1.A. Risk Factors” in CVS Health’s and Aetna’s most recent Annual Reports on Form 10-K, as updated by their Quarterly Reports on Form 10-Q and future filings with the SEC.

You are cautioned not to place undue reliance on CVS Health’s and Aetna’s forward-looking statements. These forward-looking statements are and will be based upon management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. Neither CVS Health nor Aetna assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.